UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INTERNATIONAL ASSETS HOLDING CORPORATION

(Name of Issuer)

Common Stock $.01 Par Value

(Title of Class of Securities)

459028106

(CUSIP Number)

Catherine Gordon

Goldcrown Asset Management Limited

13 Belvedere Avenue

London

SW19 7PP

Tel: 011 44 20 8947 3960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

SCHEDULE 13D

CUSIP No.     None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Goldcrown Asset Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 569,853 8. Shared Voting Power 0 9. Sole Dispositive Power 569,853 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 569,853

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 12%

14.	Type of Reporting Person (See Instructions) OO

Item 1.    Security and Issuer

This Amendment to Schedule 13D is filed by Goldcrown Asset Management Limited with respect to the common stock, par value $.01 per share of International Assets Holding Corporation (the “Issuer”). The principal executive office of the Issuer is located at 220 E. Central Parkway, Suite 2060, Altamonte Springs, FL 32701

Item 2.    Identity and Background

Goldcrown Asset Management Limited is a business organized under the laws of England. It’s business address is 13 Belvedere Avenue London SW19 7PP.

To the best knowledge of Goldcrown Asset Management Limited, neither the entity or its directors have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Goldcrown Asset Management Limited is organized under the laws of England.

Item 3.    Source and Amount of Funds or Other Consideration

Goldcrown Asset Management Limited issued funds from its working capital in the amount of $968,750.10 USD to purchase 569,853 shares of Series A Preferred stock which was converted into 569,853 shares of common on February 28, 2003 following shareholder approval.

Item 4.    Purpose of Transaction

(a) Goldcrown Asset Management Limited purchased and received the Series A Preferred shares through an assignment by John Radziwill, a director of Goldcrown Asset Management Limited. As a result of the investment Mr. Radziwill is now a member of the Board of Directors of International Assets Holding Corporation.

(b)	N/A

(c)	The conversion of the Series A Preferred stock on February 28, 2003, into shares of common stock resulted in Goldcrown Asset Management Limited’s direct ownership and control of 12% of the issuer’s common stock.

(d)	N/A

(e)	N/A

(f)	N/A

(g)	N/A

(h)	N/A

(i)	N/A

(j)	N/A

Item 5.    Interest in Securities of the Issuer

(a) Goldcrown Asset Management Limited currently owns directly and controls 569,853 shares representing 12% of the outstanding shares of common stock.

(b) Following the conversion into common stock, Goldcrown Asset Management Limited, through its directors, has the sole power to vote or to dispose of 569,853 shares of common stock.

(c) Goldcrown Asset Management Limited owned 569,853 shares of Series A Preferred stock which was automatically convertible into shares of Common stock upon shareholder approval. At the meeting of the shareholders on February 28, 2003 the conversion was approved. The conversion was based upon the price of $1.70 paid for the preferred shares.

(d) No other persons other than those identified in this filing have the right to receive or direct the receipt of dividends or the proceeds for the sale of these securities.

(e) N/A

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.    Material to Be Filed as Exhibits

The following exhibits were previously filed with the original Schedule 13D.

Exhibit 1 Share Subscription Agreement

Exhibit 2 Amendment to Share Subscription Agreement

Exhibit 3 Assignment and Assumption Agreement between the Registrant, John Radziwill and Goldcrown Asset Management Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2004

Signature: /s/ Catherine Gordon

Name/Title: Catherine Gordon, Director, Goldcrown Asset Management Limited

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See IS U.S.C. 1001)